SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                NGC Corporation
                                _______________
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    _______________________________________
                        (Title of Class of Securities)

                                  629121 10 4
                               _______________
                                (CUSIP Number)

              Lydia I. Beebe                  Terry M. Kee
              Chevron U.S.A. Inc.             Pillsbury Madison & Sutro
              575 Market Street               P.O. Box 7880
              San Francisco, CA 94105         San Francisco, CA 94120
              (415) 894-7700                  (415) 983-1000
            __________________________________________________________
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 August 31, 1996
               _____________________________________________________
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1

CUSIP No.  629121 10 4

_______________________________________________________________________________
1   Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Chevron U.S.A. Inc
_______________________________________________________________________________
2   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [X]
_______________________________________________________________________________
3   SEC Use Only

_______________________________________________________________________________
4   Source of Funds (See Instructions)

    00

_______________________________________________________________________________
5   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)     [ ]

_______________________________________________________________________________
6   Citizenship or Place of Organization

    Pennsylvania

_______________________________________________________________________________
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   Sole Voting Power               38,623,211

8   Shared Voting Power             0

9   Sole Dispositive Power          38,623,211

10  Shared Dispositive Power        0

_______________________________________________________________________________
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    38,623,211
_______________________________________________________________________________
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)     [ ]
_______________________________________________________________________________
13  Percent of Class Represented by Amount in Row (11)
    25.8%
_______________________________________________________________________________
14  Type of Reporting Person (See Instructions)
    CO
_______________________________________________________________________________
Page 2

CUSIP No.  629121 10 4

_______________________________________________________________________________
1   Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Chevron Corporation
_______________________________________________________________________________
2   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [X]
_______________________________________________________________________________
3   SEC Use Only

_______________________________________________________________________________
4   Source of Funds (See Instructions)

    00

_______________________________________________________________________________
5   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)     [ ]

_______________________________________________________________________________
6   Citizenship or Place of Organization

    Delaware

_______________________________________________________________________________
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   Sole Voting Power               0

8   Shared Voting Power             38,623,211

9   Sole Dispositive Power          0

10  Shared Dispositive Power        38,623,211

_______________________________________________________________________________
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    38,623,211
_______________________________________________________________________________
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)     [ ]
_______________________________________________________________________________
13  Percent of Class Represented by Amount in Row (11)
    25.8%
_______________________________________________________________________________
14  Type of Reporting Person (See Instructions)
    CO
_______________________________________________________________________________
Page 3

     With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


Item 1.     Security and Issuer

     This Statement relates to the Common Stock, $0.01 par value per share (the "Common Stock") of NGC Corporation, a Delaware corporation (the "Issuer" or "New NGC"), whose principal executive offices are located at 13430 Northwest Freeway, Suite 1200, Houston, Texas 77040.


Item 2.     Identity and Background

     (a, b, c and f)     This Statement is being filed by Chevron U.S.A. Inc.,
a Pennsylvania corporation (the "Reporting Person") and Chevron Corporation, a Delaware corporation ("Chevron"). The Reporting Person is a wholly-owned subsidiary of Chevron. The principal office of the Reporting Person and Chevron is 575 Market Street, San Francisco, CA 94105.

     The principal business of the Reporting Person is to engage in all branches of the petroleum industry as well as mineral, geothermal and other energy activities. Operations are carried out through various divisions. The principal business of Chevron is to own shares in, allocate capital to, review financial and performance goals for, monitor the performance of, and provide general policy guidelines to its domestic and foreign incorporated subsidiaries and affiliates, which are separate operating companies, under the direction and control of their own management, engaged in all aspects of worldwide energy operations.

     Schedules I and II which are attached hereto and incorporated herein in their entirety by reference, set forth the name, residence or business address, citizenship and certain employment information of each of the executive officers and directors of the Reporting Person and Chevron.

     (d) Neither the Reporting Person, nor Chevron, nor to the best knowledge of either the Reporting Person or Chevron, any entity or person with respect to which information is provided in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person, nor Chevron, nor to the best knowledge of either the Reporting Person or Chevron, any entity or person with respect to which information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration

     The Reporting Person acquired the shares of Common Stock owned by it as of August 31, 1996 in exchange for the contribution of substantially all of Chevron's midstream assets to the Issuer pursuant to the Combination Agreement and Plan of Merger described in Item 4.
Page 4

Item 4.     Purpose of Transaction

     The Reporting Person has acquired shares of Common Stock for the purpose of investment.

     Matters Arising From the Chevron Transaction

     On May 22, 1996, NGC Corporation ("Old NGC"), the Reporting Person and Midstream Combination Corp. entered into a Combination Agreement and Plan of Merger ("Combination Agreement") providing for a combination of the Issuer with substantially all of the Reporting Person's midstream assets and certain strategic alliances (the "Combination"). As part of the agreement, Midstream Combination Corp. was formed, merged with Old NGC and renamed NGC Corporation (the Issuer/New NGC). As part of such transaction, the Reporting Person received 38,623,211 shares of newly issued common stock of the Issuer (the "Common Stock") and 7,815,363 newly issued shares of Series A Participating Preferred Stock of the Issuer, which are convertible into Common Stock on a one-for-one basis upon the occurrence of certain events set forth in the Issuer's Certificate of Incorporation.

     A copy of the Combination Agreement is filed as Exhibit 1 to this
Schedule 13D and is incorporated herein by reference.

     Stockholders Agreement. NOVA Gas Services (U.S.), Inc., BG Holdings, Inc. and the Reporting Person have entered into a Stockholders Agreement dated
May 22, 1996 (the "Stockholders Agreement") relating to certain voting arrangements, transfer restrictions, corporate governance and other matters, which became effective as of August 31, 1996.

     Board of Directors. The parties to the Stockholders Agreement have agreed to vote their Common Stock, subject to certain conditions, to cause the Issuer's Board of Directors (the "Board of Directors") to consist of 13 directors to be nominated as follows:

          (i) each of the BG Group, NOVA Group and Chevron Group (consisting of Chevron and its subsidiaries) may nominate (A) three directors as long as it remains a Class A Group (as defined below);
(B) two directors as long as it remains a Class B Group (as defined below); and (C) one director as long as it remains a Class C Group (as defined below);

          (ii) two members shall be officers of the Issuer, the nomination of whom shall be as follows: (A) so long as his employment agreement so provides, the Chief Executive Officer of the Issuer (1) shall be a member of the Board of Directors and (2) shall nominate another officer of the Issuer; (B) if the Chief Executive Officer is no longer required to be a member of the Board of Directors pursuant to his employment agreement, then two officers of the Issuer shall be nominated by the Board of Directors;

          (iii) two members shall be independent directors, the nomination of whom shall be as follows: (A) one member shall be a nominee of HMTF to the extent required by the Trident Stockholders Agreement and one member shall be nominated by the Board of Directors; (B) at all other times, both such members shall be nominated by the Board of Directors;

          (iv) all other members, if any, shall be, nominated and elected in accordance with applicable law.

     Pursuant to the Stockholders Agreement, (i) a "Class A Group" is defined as a Group that owns collectively at least 34,760,890 shares of Common Stock;
(ii) a "Class B Group" is defined as a Group that owns collectively at least 23,173,926 shares of Common Stock but less than 34,760,890 shares of Common Stock, and (iii) a "Class C Group" is defined as a Group that owns collectively at least 11,586,963 shares of Common Stock but less than 23,173,926 shares of Common Stock. Following consummation of the Combination, the BG Group, the NOVA Group and the Chevron Group each owns 38,623,211 shares of Common Stock and, accordingly, will
Page 5

 each be a Class A Group under the Stockholders Agreement. Consequently, the BG Group, NOVA Group and Chevron Group are each entitled to designate three directors to serve on the Board of Directors based on their ownership of Common Stock.

     Voting Arrangements on Certain Matters. The parties to the Stockholders Agreement have agreed not to vote in their capacity as stockholders in favor of any of the following matters unless each party that is a Class A Group informs each other Group that such Class A Group is in favor of such action: (i) any amendment to the Issuer's Certificate of Incorporation or Bylaws; (ii) any sale of all or substantially all of the assets of the Issuer, including any amendment to the terms of such sale; (iii) any merger or consolidation of the Issuer with any person, or any liquidation or dissolution of the Issuer, including any amendment to the terms of such merger, consolidation, liquidation or dissolution.

     Executive Committee. The Stockholders Agreement provides that each of the BG Group, the NOVA Group and the Chevron Group, as long as any such Group is a Class A Group or a Class B Group, may designate one director as a member of the executive committee of the Board of Directors.

     Transfer Restrictions. The Stockholders Agreement generally prohibits transfers by the parties or shares of Common Stock prior to January 1, 1997.
On or after January 1, 1997, the parties may transfer shares subject to certain preferential purchase rights in favor of the other Groups. Certain indirect transfers of shares of Common Stock also give rise to the preferential purchase rights. Transfers among members of a Group and certain other specified transfers are exempt from the restrictions.

     Restrictions on Certain Purchases and Agreements. Subject to certain exceptions, the parties of the Stockholders Agreement have agreed that prior to January 1, 1997, no party will acquire ownership of any additional shares of Common Stock. Any Group that is subject to the Stockholders Agreement that is contemplating acquiring additional shares of Common Stock must offer the other Groups the opportunity to participate in such acquisition so that each Group may, if it chooses, stay at the same ownership level as the other Groups. The parties to the Stockholders Agreement have agreed, subject to certain exceptions, not to enter into any voting trust or agreement or other stockholders agreement with respect to the acquisition, disposition or voting of Common Stock.

     Term; Termination; Certain Waivers. The Stockholders Agreement will have an initial term of ten years commencing August 31, 1996, which may be extended up to three additional years by any Class A Group that provides notice to each other Group prior to the date 90 days prior to August 31, 2006. Upon expiration of the initial term (or any extension thereof, if applicable), the Stockholders Agreement will automatically renew on an annual basis for an additional year commencing on the last day of the initial term or, if extended, the last day of the renewal term, unless a party to the Stockholders Agreement objects not less than 90 days prior to the commencement of the renewal period or unless, in each case, the agreement is terminated earlier in the manner set forth below. The Stockholders Agreement shall terminate prior to the expiration of the initial term or any renewal term on (i) the first date on which all Groups that have rights under such agreement collectively own less than 30% of the Common Stock, (ii) the date of the dissolution, liquidation or winding up of the Issuer without a successor corporation, (iii) ten business days following the date of the delivery to the other parties of a written termination notice executed by a Class A Group that then owns a number of shares of Common Stock in excess of 50% of the Common Stock, which notice shall include copies of a consent to such termination by each other Class A Group and
(iv) ten business days following the date of the delivery to the other parties of a written notice executed by a Class A group that owns 75% of the issued and outstanding shares of Common Stock. In general, the Stockholders Agreement may only be altered, supplemented, amended or waived by the written consent of each party.

     Joint Ventures.  Until August 31, 1998, the written consent of each
Class A Group will be required for the formation of any partnership or other business arrangement involving shared ownership between the Issuer and any member of a Class A Group, provided that such consent will not be required for any such arrangement involving crude oil, or products refined from crude oil or NGLs or LPGs involving Caltex Petroleum Corporation directly or through one or more members of the Chevron Group. Thereafter, no Group will, either directly or indirectly from any partnership or other business arrangement involving shared ownership between the Issuer and any member of such Group without prior consultation with each Class A Group. The Reporting Person intends to continually review the Issuer's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions, including conditions in the Issuer's areas of operations. Based on such evaluation and review, the Reporting Person will continue to consider various alternative courses of action, which could include, to the extent permitted by the agreements and arrangements described herein, purchasing additional Common Stock or, if circumstances warrant, reducing holdings of Common Stock of the Reporting Person.

     Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to, or would result in: the acquisition by any person or additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's articles of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

     (a) The aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person is 38,623,211 shares. The shares of Common Stock owned by the Reporting Person represent approximately 25.8% of the outstanding shares of Common Stock of the Issuer (based on the August 2, 1996 Proxy Statement/Prospectus of NGC Corporation and Midstream Combination Corp., in which 149,696,591 shares of Common Stock were reported as expected to be outstanding as of August 31, 1996).

     The Reporting Person additionally owns 7,815,363 shares of Series A Participating Preferred Stock, which is convertible into shares of Common Stock on a one-for-one basis upon the occurrence of certain events set forth in the Issuer's Certificate of Incorporation. If all the shares of Series A Participating Preferred Stock owned by the Reporting Person were converted into shares of Common Stock, the Reporting Person would own approximately 29.5% of the shares of Common Stock outstanding.

     Chevron does not own any shares of the Issuer directly, but may be deemed to share beneficial ownership of all the shares of Common Stock owned by the Reporting Person by virtue of the ownership relationship described in Item 2.

     (b)     Subject to its obligations under the agreements described in this
Schedule 13D, the Reporting Person has the sole power to vote and dispose of the 38,623,211 shares of Common Stock owned directly by it. Although the Reporting Person has sole voting and dispositive rights, Chevron may be deemed to share voting and dispositive power with regard to such shares by virtue of its ownership of 100% of the Reporting Person.

     (c)     Not applicable

     (d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person or Chevron.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On May 22, 1996, Old NGC, the Reporting Person and Midstream Combination Corp. entered into the Combination Agreement, providing for a combination of the Issuer with substantially all of Chevron's midstream assets and certain strategic alliances. (See Item 4, which is incorporated herein by reference.) As part of the agreement, Midstream Combination Corp. was formed, merged with Old NGC and renamed NGC Corporation. As part of such transaction, the Reporting Person received 38,623,211 shares of Common Stock and 7,815,363 shares of Series A Participating Preferred Stock of the Issuer, which are convertible into Common Stock on a one-for-one basis upon the occurrence of certain events.

     On May 22, 1996, the Reporting Person also entered into the Stockholders Agreement, which became effective at August 31, 1996 (See Item 4.)

     Copies of the Combination Agreement and the Stockholders Agreement are filed as Exhibits 1 and 2 to this Schedule 13D and are incorporated herein by reference to filings made by the Issuer or its predecessor in interest, Old NGC.

     At present, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Issuer involving the Reporting Person.

Item 7.     Material to be Filed as Exhibits

     1. Combination Agreement (incorporated by reference to Exhibit 1 to Old NGC's Current Report on Form 8-K dated May 22, 1996).

     2. Stockholders Agreement (incorporated by reference to Exhibit 10.44 to Midstream Combination Corp.'s Registration Statement on Form S-4, Registration Number 333-09419).

                                SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct

Date:  September 10, 1996               CHEVRON U.S.A. INC



                                        /s/ LYDIA I. BEEBE
                                        ______________________________
                                        Lydia I. Beebe, Vice President
                                        and Secretary



                                        CHEVRON CORPORATION



                                        /s/ LYDIA I. BEEBE
                                        _____________________________
                                        Lydia I. Beebe, Secretary

                                SCHEDULE I

The following table sets for the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of Chevron U.S.A. Inc.
("CUSA").

                                                EMPLOYMENT INFORMATION
                                ____________________________________________________________
                                                                                 BUSINESS OF
NAME              CITIZENSHIP   OCCUPATION           BUSINESS ADDRESS            EMPLOYER
_______________   ___________   _________________    ________________________    ___________

R. E. Galvin      U.S           President of         575 Market Street           See Item 2
                                CUSA                 San Francisco, CA  94105
____________________________________________________________________________________________
D. T. O'Reilly    U.S           Executive            575 Market Street           See Item 2
                                Vice President       San Francisco, CA  94105
                                of CUSA
____________________________________________________________________________________________
L. I. Beebe       U.S           Vice President,      575 Market Street           See Item 2
                                Secretary of CUSA    San Francisco, CA  94105
____________________________________________________________________________________________
D. P. Smay        U.S           Vice President and   575 Market Street           See Item 2
                                Assistant Secretary  San Francisco, CA  94105
                                of CUSA
____________________________________________________________________________________________
H. P. Walker      U.S           Vice President and   575 Market Street           See Item 2
                                Assistant Secretary  San Francisco, CA  94105
                                of CUSA
____________________________________________________________________________________________
P. T. Cavanaugh   U.S           Vice President of    575 Market Street           See Item 2
                                CUSA                 San Francisco, CA  94105
____________________________________________________________________________________________
B. J. Koc         U.S           Vice President of    575 Market Street           See Item 2
                                CUSA                 San Francisco, CA  94105
____________________________________________________________________________________________
D. M. Krattebol   U.S           Vice President of    575 Market Street           See Item 2
                                CUSA                 San Francisco, CA  94105
____________________________________________________________________________________________
R. H. Matzke      U.S           President of         575 Market Street           See Item 2
                                Chevron Overseas     San Francisco, CA  94105
                                Petroleum, a
                                CUSA Division
____________________________________________________________________________________________

Page 10


                                SCHEDULE II

     The following table sets for the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of Chevron Corporation
("Chevron").

<CAPTION.
                                                EMPLOYMENT INFORMATION
                                ________________________________________________________________
                                                                                  BUSINESS OF
NAME              CITIZENSHIP   OCCUPATION           BUSINESS ADDRESS             EMPLOYER
_______________   ___________   _________________    _________________________    ______________
K. T. Derr        U.S           Chief Executive      575 Market Street            See Item 2
                                Officer of Chevron   San Francisco, CA  94105
________________________________________________________________________________________________
J. N. Sullivan    U.S           Vice Chairman of     575 Market Street            See Item 2
                                Chevron              San Francisco, CA  94105
________________________________________________________________________________________________
R. E. Galvin      U.S           Vice President of    575 Market Street            See Item 2
                                Chevron              San Francisco, CA  94105
________________________________________________________________________________________________
D. J. O'Reilly    U.S           Vice President of    575 Market Street            See Item 2
                                Chevron              San Francisco, CA  94105
________________________________________________________________________________________________
M. R. Klitten     U.S           Vice President and   575 Market Street            See Item 2
                                Chief Financial      San Francisco, CA  94105
                                Officer of Chevron
________________________________________________________________________________________________
R. H. Matzke      U.S           Vice President of    575 Market Street            See Item 2
                                Chevron              San Francisco, CA  94105
________________________________________________________________________________________________
J. E. Peppercorn  U.S           Vice President of    575 Market Street            See Item 2
                                Chevron              San Francisco, CA  94105
________________________________________________________________________________________________
H. D. Hinman      U.S.          Vice President and   575 Market Street            See Item 2
                                General Counsel of   San Francisco, CA  94105
                                Chevron
________________________________________________________________________________________________
S. H. Armacost    U.S           Principle of Weiss,  555 California Street #4760  Investment
                                Peck & Greer L.L.C.  San Francisco, CA  94104
________________________________________________________________________________________________
S.Ginn            U.S           Chairman and C.E.O.  One California Street        Wireless Tele-
                                of AirTouch          San Francisco, CA  94111     communications
                                Communications, Inc.
________________________________________________________________________________________________
C. A. Hills       U.S           Chairman and C.E.O.  1200 19th Street, N. W.      Advice on
                                of Hills & Company   #201                         investment, trade
                                International        Washington, DC 20036         and risk issues
                                Consultants                                       abroad
________________________________________________________________________________________________
C. M. Pigott      U.S           Chairman and C.E.O.  P.O. Box 1518                Transportation
                                of PACCAR Inc        Bellevue, WA  98009          equipment
                                                                                  manufacture
________________________________________________________________________________________________
C. Rice           U.S           Provost and Vice     Building 10                  Higher
                                President of         Stanford University          education
                                Stanford University  Stanford, CA  94305
________________________________________________________________________________________________
G. H. Weyerhaeuser  U.S         Chairman of          CH 5                         Forest
                                Weyerhaeuser         Tacoma, WA  98477            products
                                Company
________________________________________________________________________________________________
J. A. Young       U.S           Retired President,   3200 Hillview Avenue         Manufacture of
                                Director and CEO     Palo Alto, CA  94304         electronic
                                of Hewlett-Packard                                equipment
                                Company
________________________________________________________________________________________________



Page 11


                               EXHIBIT INDEX


1. Combination Agreement (incorporated by reference to Exhibit 1 to Old NGC's Current Report on Form 8-K dated May 22, 1996).

2. Stockholders Agreement (incorporated by reference to Exhibit 10.44 to Midstream Combination Corp.'s Registration Statement on Form
S-4, Registration Number 333-09419).

Page 12